Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Social Capital Hedosophia Holdings Corp. IV (the “Company”) on Form S-1 pursuant to Rule 462(b) under the Securities Act of 1933, as amended, of our report dated July 27, 2020, except for Note 8 as to which the date is September 18, 2020, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Social Capital Hedosophia Holdings Corp. IV as of July 20, 2020 and for the period from July 10, 2020 (inception) through July 20, 2020, appearing in the Registration Statement on Form S-1, as filed (File No. 333-248913), of Social Capital Hedosophia Holdings Corp. IV.

/s/ Marcum llp

Marcum llp

New York, NY

October 8, 2020